Exhibit 99.1

Perion’s Momentum Continues, Achieves Record Second Quarter
With Revenue Up 34% Year-over-Year, Net Income Up 175%

Company Reiterates Annual Guidance, Reflecting Ongoing Confidence in Sustainable Growth Despite Challenging Macro Environment

Tel Aviv & New York – August 3, 2022 – Perion Network Ltd. (NASDAQ & TASE: PERI), a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display / video / CTV advertising – today reported record financial results for the second quarter ended June 30, 2022.

“Second quarter 2022 results mark Perion’s eighth consecutive quarter of year-over-year revenue and Adjusted EBITDA growth, demonstrating the predictability and sustainability of our business model, underpinned by our diversification strategy,” said Doron Gerstel, Perion’s CEO. “Our structural diversification by channel provides us with a unique level of agility to shift our business to where media budgets are trending. In response to the current macro-economic pressure, advertisers are demanding greater performance, and shifting media budgets to direct response. This has driven the RPM (Revenue Per Thousand searches) of our search advertising to an all-time record high.”

“Perion’s continued margin expansion demonstrates the effectiveness of our Intelligent HUB (iHUB). By connecting all our data assets and analyzing signals from all channels on both sides of the open web, iHub optimizes campaign yields, increases operational efficiencies and powers new, innovative products like SORTTM. These capabilities leverage our data advantage and deep understanding of market trends to support the growing number of advertisers who struggle to tackle the cookieless future ahead, and even more importantly, reflect that consumers increasingly favor brands that protect their privacy,” added Mr. Gerstel.

“Our growing marketplace traction is measurable by a significant increase in SORT™ campaigns, which, when combined with ongoing positive trends, have increased customer spend on video and CTV, giving us confidence that our momentum is sustainable even in the face of global economic concerns,” concluded Mr. Gerstel.

Second Quarter 2022 Highlights

-          Video revenue grew by 273% year-over-year, representing 44% of Display Advertising revenue

-          CTV revenue grew by 90% year-over-year, representing 6% of Display Advertising revenue

-          SORTTM customers nearly doubled quarter-over-quarter from 65 to 126, and SORTTM customers’ spend increased by 62%, accounting for 14% of Display Advertising revenue

-          Increase in the adoption of our Video Platform holistic solution:

o	145% year-over-year increase in Video Platform to 54 publishers

o	52% year-over-year increase in revenue from retained Video Platform publishers

-          The number of search advertising publishers increased by 33% year-over-year, RPM increased by 42% over the same period

Second Quarter 2022 Financial Highlights(1)

In millions, except per share data	Three months ended			Six months ended
	June 30,			June 30,
	2022	2021	%	2022	2021	%
Display Advertising Revenue	$81.6	$58.0	+41%	$150.2	$96.2	+56%
Search Advertising Revenue	$65.1	$51.6	+26%	$121.8	$103.3	+18%
Total Revenue	$146.7	$109.7	+34%	$272.0	$199.5	+36%
GAAP Net Income	$19.5	$7.1	+175%	$35.0	$10.4	+237%
Non-GAAP Net Income	$24.5	$12.3	+99%	$45.2	$19.3	+134%
Adjusted EBITDA	$28.5	$14.3	+99%	$51.1	$23.1	+122%
Adjusted EBITDA to Revenue Ex-TAC	47%	33%	+43%	44%	29%	+51%
Net Cash from Operations	$25.7	$14.6	+76%	$49.3	$28.1	+75%
GAAP Diluted EPS	$0.41	$0.19	+116%	$0.74	$0.29	+155%
Non-GAAP Diluted EPS	$0.51	$0.33	+55%	$0.95	$0.53	+79%

(1)See below reconciliation of GAAP to Non-GAAP measures

Outlook

“Our strong performance, our team's excellent execution, continuing market share gains and improving efficiencies give us confidence that we will, at least, achieve the high-end of our full-year Adjusted EBITDA guidance, even when taking further global recessionary conditions into account,” Mr. Gerstel concluded.

($M)	2021	Prior 2022 Guidance	Current 2022 Guidance	YoY Growth %
Revenue	$478.5	$620-$640	$620-$640	32%(1)
Adjusted EBITDA	$69.6	$98-$102	$102 +	47%
Adjusted EBITDA to Revenue Ex-TAC	37%	40%(1)	41%(1)+

(1)At guidance midpoint

Financial Comparison for the Second Quarter of 2022

Revenue: Revenue increased by 34% to $146.7 million in the second quarter of 2022 from $109.7 million in the second quarter of 2021. Display Advertising revenue increased by 41% year-over-year, primarily due to a 273% growth in video, now representing 44% of Display Advertising revenue (17% in 2021) and 90% increase in CTV revenue, which represents 6% of Display Advertising revenue. Number of SORTTM customers nearly doubled quarter-over-quarter, from 65 to 126, SORTTM customers spending increased by 62%, representing 14% of Display Advertising revenue. Search revenue increased by 26%, accounting for 44% of revenue, primarily due to a 42% increase in average RPM and a 33% increase in number of publishers.

Traffic Acquisition Costs (“TAC”): TAC amounted to $86.0 million, or 58.6% of revenue, in the second quarter of 2022, compared to $66.2 million, or 60.4% of revenue, in the second quarter of 2021. The media margin improvement was primarily due to improved commercial terms, a favorable product mix of ad formats, and the IHub Control Systems.

Net Income: On a GAAP basis, net income increased by 175% to $19.5 million in the second quarter of 2022 from $7.1 million in the second quarter of 2021.

Non-GAAP Net Income: Non-GAAP net income was $24.5 million, or 16.7% of revenue, in the second quarter of 2022, compared to $12.3 million, or 11.2% of revenue, in the second quarter of 2021. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $28.5 million, or 19.4% of revenue (and 47% of revenue Ex TAC), in the second quarter of 2022, compared to $14.3 million, or 13.0% of revenue (and 33% of revenue Ex TAC), in the second quarter of 2021. A reconciliation of GAAP Net Income to Adjusted EBITDA is included in this press release.

Cash and Cash Flow from Operations: As of June 30, 2022, cash and cash equivalents and short-term bank deposits were $353.0 million. Net cash provided by operating activities in the second quarter of 2022 was $25.7 million, compared to $14.6 million in the second quarter of 2021 and $23.6 million in the first quarter of 2022.

Conference Call

Perion management will host a conference call to discuss the results at 8:30 a.m. ET today. Call details:

●     Registration link:

https://incommconferencing.zoom.us/webinar/register/WN_oEkHYSvyQ--7h7MrEhjNkg

●     Toll Free: 1-877-407-0779

●     Toll/International: 1-201-389-0914

A replay of the call and a transcript will be available within approximately 24 hours of the live event on Perion’s Website.

About Perion Network Ltd.

Perion is a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display / video / CTV advertising. These channels are brought together by Perion’s intelligent Hub, which integrates the company’s business assets from both sides of the open Web, providing significant benefit to its brands and publisher customers.

For more information, visit Perion’s website at www.perion.com.

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude stock-based compensation expenses, retention and acquisition related expenses, revaluation of acquisition related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.  Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, acquisition related items consisting of amortization of intangible assets, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Revenue after Traffic Acquisition Costs (“Revenue ex-TAC”) presents revenue reduced by traffic acquisition costs, reflecting that a portion of our revenue must be directly passed to publishers or advertisers and presents our revenue excluding such items.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 16, 2022. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com

Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue:
Display Advertising	$81,551	$58,029	$150,154	$96,166
Search Advertising	65,105	51,648	121,817	103,328
Total Revenue	146,656	109,677	271,971	199,494

Costs and Expenses:
Cost of revenue	6,861	6,159	13,474	11,595
Traffic acquisition costs and media buy	85,956	66,226	156,930	121,086
Research and development	8,336	8,928	17,369	17,473
Selling and marketing	13,955	12,879	27,293	23,484
General and administrative	6,468	4,629	12,134	8,760
Depreciation and amortization	3,208	2,000	6,393	4,377
Total Costs and Expenses	124,784	100,821	233,593	186,775

Income from Operations	21,872	8,856	38,378	12,719
Financial expense (income), net	(903)	298	(1,507)	105
Income before Taxes on income	22,775	8,558	39,885	12,614
Taxes on income	3,275	1,475	4,919	2,225
Net Income	$19,500	$7,083	$34,966	$10,389

Net Earnings per Share
Basic	$0.44	$0.21	$0.79	$0.31
Diluted	$0.41	$0.19	$0.74	$0.29

Weighted average number of shares
Basic	44,439,023	34,074,321	44,238,414	33,116,072
Diluted	47,292,249	37,085,265	47,210,769	36,289,802

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	June 30,	December 31,
	2022	2021
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$102,398	$104,446
Restricted cash	1,039	1,089
Short-term bank deposits	250,600	217,200
Accounts receivable, net	86,251	115,361
Prepaid expenses and other current assets	11,809	8,075
Total Current Assets	452,097	446,171

Long-Term Assets:
Property and equipment, net	3,935	4,211
Operating lease right-of-use assets	9,961	11,578
Goodwill and intangible assets, net	240,364	245,965
Deferred taxes	5,398	5,228
Other assets	70	79
Total Long-Term Assets	259,728	267,061
Total Assets	$711,825	$713,232

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$96,687	$107,730
Accrued expenses and other liabilities	25,314	40,331
Short-term operating lease liability	3,251	3,615
Deferred revenue	2,560	3,852
Short-term payment obligation related to acquisitions	37,724	38,179
Total Current Liabilities	165,536	193,707

Long-Term Liabilities:
Payment obligation related to acquisition	21,491	33,250
Long-term operating lease liability	7,663	9,774
Other long-term liabilities	9,935	9,541
Total Long-Term Liabilities	39,089	52,565
Total Liabilities	204,625	246,272

Shareholders' equity:
Ordinary shares	379	375
Additional paid-in capital	502,573	496,154
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive loss	(1,277)	(128)
Retained earnings (accumulated deficit)	6,527	(28,439)
Total Shareholders' Equity	507,200	466,960
Total Liabilities and Shareholders' Equity	$711,825	$713,232

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

In thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net Income	$19,500	$7,083	$34,966	$10,389
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,208	2,000	6,393	4,377
Stock-based compensation expense	2,701	1,234	5,129	1,989
Foreign currency translation	(128)	31	(174)	(89)
Accrued interest, net	(639)	(92)	(1,181)	(167)
Deferred taxes, net	(44)	59	(248)	295
Accrued severance pay, net	409	89	503	198
Gain from sale of property and equipment	(6)	(10)	(6)	(11)
Net changes in operating assets and liabilities	720	4,231	3,893	11,115
Net cash provided by operating activities	$25,721	$14,625	$49,275	$28,096

Cash flows from investing activities:
Purchases of property and equipment, net of sales	(177)	(211)	(429)	(355)
Short-term deposits, net	(1,000)	(27,000)	(33,400)	(70,300)
Cash paid in connection with acquisitions, net of cash acquired	(6,170)	(3,438)	(9,570)	(3,438)
Net cash used in investing activities	$(7,347)	$(30,649)	$(43,399)	$(74,093)

Cash flows from financing activities:
Issuance of shares in private placement, net	-	-	-	60,960
Proceeds from exercise of stock-based compensation	346	2,170	1,294	3,871
Payment made in connection with acquisition	(9,091)	-	(9,091)	-
Repayment of long-term loans	-	-	-	(8,333)
Net cash provided by (used in) financing activities	$(8,745)	$2,170	$(7,797)	$56,498

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(147)	9	(177)	(3)
Net increase (decrease) in cash and cash equivalents and restricted cash	9,482	(13,845)	(2,098)	10,498
Cash and cash equivalents and restricted cash at beginning of period	93,955	73,221	105,535	48,878
Cash and cash equivalents and restricted cash at end of period	$103,437	$59,376	$103,437	$59,376

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

GAAP Net Income	$19,500	$7,083	$34,966	$10,389
Stock-based compensation	2,701	1,234	5,129	1,989
Amortization of acquired intangible assets	2,812	1,356	5,601	2,698
Retention and other related to M&A related expenses	679	2,178	1,230	3,966
Foreign exchange losses (gains) associated with ASC-842	(548)	105	(745)	(213)
Revaluation of acquisition related contingent consideration	129	170	261	339
Taxes on the above items	(771)	197	(1,212)	146
Non-GAAP Net Income	$24,502	$12,323	$45,230	$19,314

Non-GAAP Net Income	$24,502	$12,323	$45,230	$19,314
Taxes on income	4,046	1,278	6,131	2,079
Financial expense (income), net	(484)	23	(1,023)	(21)
Depreciation	396	644	792	1,679
Adjusted EBITDA	$28,460	$14,268	$51,130	$23,051
Non-GAAP diluted earnings per share	$0.51	$0.33	$0.95	$0.53

Shares used in computing non-GAAP diluted earnings per share	47,906,671	37,429,049	47,744,781	36,576,534